UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42013

Superx Ai Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Appointment of Directors to the Board of SuperX AI Technology Limited (the “Company”)

Frank Han, Executive Director of the Company

Effective November 11, 2025, Mr. Frank Han was appointed as an Executive Director of the Company and member of the Company’s Board of Directors.

The biographical information of Frank Han is set forth below:

Mr. Frank Han has served as an executive director of the Company and member of the Board of Directors of the Company since November 2025. He has over a decade of experience in private equity investment globally. He is a co-founder and partner L2 Capital Management. Prior to L2, from 2016 to 2021, Mr. Han was a Senior Principal at The Blackstone Group, where he led the sourcing and execution of private equity investments. From 2013 to 2016, he was with The Carlyle Group in the U.S. Buyout Group, focusing on private equity investments in the industrials sector. From 2011 to 2013, Mr. Han worked at Goldman Sachs’ Asian Special Situations Group in Hong Kong, and from 2008 to 2011, he worked as a business analyst at McKinsey & Company in New York. Mr. Han holds a Bachelor of Science degree, Magna Cum Laude, from New York University and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

Roy Rong, Independent Director of the Company

Effective November 11, 2025, Mr. Roy Rong was appointed as an Independent Director of the Company.

The biographical information of Mr. Rong is set forth below:

Mr. Roy Rong has served as an independent director of the Company since November 2025. He currently serves as the Finance BP Head for TikTok and Global Functions. From September 2019 and September 2023, respectively, Mr. Rong served as an independent director and audit committee chair for Mogu Inc. (NYSE: MOGU) and Cheche Group Inc. (Nasdaq: CCG). From February 2017 to September 2018, Mr. Rong served as the senior vice president, and subsequently as the chief financial officer, of Yixia Technology Co., Ltd. From 2015 to 2016, Mr. Rong served as chief financial officer of Quixey, Inc. From 2012 until 2014, Mr. Rong served as the chief financial officer of UC Web. From 2010 to 2012, Mr. Rong was the chief financial officer of Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC). From 2000 to 2008, Mr. Rong held various financial management positions at Google, Solectron, and Siebel Systems. Mr. Rong obtained a bachelor’s degree in international finance from Renmin University of China, a master’s degree in accounting from West Virginia University, and a Master of Business Administration degree from the University of Chicago Booth School of Business. Mr. Rong is a Certified Public Accountant in the United States.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Mr. Frank Han.
10.2	Director Offer Letter between the Company and Mr. Roy Rong.
10.3	Employment Agreement between the Company and Mr. Frank Han.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: November 14, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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